Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

     dated as of October 11, 2006

among

     JACUZZI BRANDS, INC.,

JUPITER ACQUISITION, LLC

and

JUPITER MERGER SUB, INC.

TABLE OF CONTENTS

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AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 11, 2006 among Jacuzzi Brands, Inc., a Delaware corporation (the “Company”), Jupiter Acquisition, LLC, a Delaware limited liability company (“Parent”), and Jupiter Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

     WHEREAS, the respective Boards of Directors of the Company and Merger Subsidiary, and the Board of Managers of Parent, have approved this Agreement and the respective Boards of Directors of the Company and Merger Subsidiary deem it advisable and in the best interests of their respective stockholders to consummate the merger of Merger Subsidiary with and into the Company on the terms and conditions set forth herein; and

     WHEREAS, the Company, Parent and Merger Subsidiary desire to make certain representations, warranties, covenants and agreements in connection with such merger.

     NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

     Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

     “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, contract or inquiry relating to, or any Third Party indication of interest in, (A) any acquisition, exchange, transfer or purchase, direct or indirect, in one transaction or a series of transactions, of (i) 22.6% or more of the consolidated assets of the Company or over 22.6% of any class of equity or voting securities of (1) the Company or (2) any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 22.6% of the consolidated assets of the Company, (ii) the assets comprising all or substantially all of the bath products business of the Company and its Subsidiaries or (iii) the assets comprising all or substantially all of the plumbing products business of the Company and its Subsidiaries, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 22.6% or more of any class of equity or voting securities of (1) the Company or (2) any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 22.6% of the consolidated assets of the Company or (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (1) the Company or

(2) any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 22.6% of the consolidated assets of the Company.

     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

     “Applicable Law” means, with respect to any Person, any federal, state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

     “Business Day” means a day, other than Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

     “Code” means the Internal Revenue Code of 1986, as amended.

     “Company Balance Sheet” means the consolidated balance sheet of the Company as of September 30, 2005 and the footnotes thereto set forth in the Company 10-K.

     “Company Balance Sheet Date” means September 30, 2005.

     “Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent contemporaneously with the execution and delivery of this Agreement.

     “Company Intellectual Property Rights” means all Intellectual Property Rights owned by the Company or any of its Subsidiaries and used in the business of the Company and its Subsidiaries as currently conducted.

     “Company Stock” means the common stock, $0.01 par value per share, of the Company.

     “Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2005.

     “Delaware Law” means the General Corporation Law of the State of Delaware.

     “Director Compensation Plan” means the Amended and Restated Non-Employee Deferred Compensation Plan.

     “Environmental Law” means any Applicable Law relating to pollution or protection of the environment or natural resources, and human exposure to such pollution, including those relating to Releases, treatment, storage, transport or handling of hazardous substances.

     “ERISA” means the Employee Retirement Income Security Act of 1974.

     “GAAP” means generally accepted accounting principles in the United States consistently applied.

     “Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental authority, department, court, agency or official, including any political subdivision thereof.

     “Hazardous Materials” means all materials, wastes or substances defined by, or regulated under, any Environmental Laws as a hazardous waste, hazardous material, hazardous substance, extremely hazardous waste, restricted hazardous waste, contaminant, pollutant, toxic waste, or toxic substance, including petroleum and petroleum products, asbestos, radon, lead, toxic mold, radioactive materials and polychlorinated biphenyls.

     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     “Intellectual Property Right” means any trademark, service mark, trade name, patent, trade secret, copyright, mask work, domain name, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar proprietary intellectual property right.

     “Knowledge of the Company” means the actual knowledge after due inquiry of the Persons listed on Schedule 1.01 of the Company Disclosure Schedule.

     “Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a Third Party and licensed or sublicensed to either the Company or any of its Subsidiaries.

     “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, deed of trust, option, right of first refusal or other adverse claim of any kind in respect of such property or asset.

     “Material Adverse Effect” means any occurrence, condition, change, event or effect that has a material adverse effect on the (A) business, financial condition, assets, properties, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, provided, that none of the following shall be deemed to constitute a Material Adverse Effect: (i) changes in circumstances or conditions generally affecting the industry in which the Company and its

Subsidiaries operate, except for such changes that have had a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons in the industries in which the Company and its Subsidiaries operate; (ii) changes in general economic or business conditions or in markets in the United States or in the financial markets in which the Company and its Subsidiaries operate, except for such changes that have had a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons in the industries in which the Company and its Subsidiaries operate; (iii) acts of war, armed hostilities, sabotage or terrorism, except for such acts that have had a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons in the industries in which the Company and its Subsidiaries operate; (iv) changes in Applicable Laws or in GAAP, except for such changes that have had a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons in the industries in which the Company and its Subsidiaries operate; (v) the negotiation, execution, announcement, pendency or performance of this Agreement or the transactions contemplated hereby; or (vi) any action required or expressly contemplated to be taken or any action not taken which is prohibited from being taken pursuant to this Agreement or (B) ability of the Company and its Subsidiaries to perform their respective obligations under this Agreement in all material respects or to consummate the Merger and the other transactions contemplated hereby.

     “1933 Act” means the Securities Act of 1933.

     “1934 Act” means the Securities Exchange Act of 1934.

     “Parent Material Adverse Effect” means any occurrence, condition, change, event or effect that has a material adverse effect on the ability of Parent and Merger Subsidiary to perform their respective obligations under this Agreement in all material respects or to consummate the Merger and the other transactions contemplated hereby.

     “Permitted Liens” means (i) Liens for Taxes and assessments that are not yet due and payable or not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, materialmen’s, carriers’, workers’, repairers’ and statutory liens and rights in rem and other similar Liens arising or incurred in the ordinary course of business consistent with past practice or that are not yet due and payable or are being contested in good faith, (iii) leases to third party tenants and similar use and/or occupancy agreements and (iv) other Liens that, individually or in the aggregate, do not materially impair the value or the continue use and operation of the assets to which they relate.

     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     “Release” means any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the environment (including ambient air, surface water, groundwater and surface or subsurface strata).

     “Restricted Stock Award” means a restricted stock unit, phantom share, share of restricted Company Stock or any similar equity-based award granted by the Company pursuant to any equity or incentive compensation plan, agreement or arrangement of the Company or its Subsidiaries.

     “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

     “SEC” means the Securities and Exchange Commission.

     “Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned or controlled by such Person.

     “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal (i) for at least 75% of the voting power of the outstanding shares of Company Stock, (ii) on terms and conditions that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation, are more favorable from financial point of view to the Company’s stockholders than as provided hereunder (taking into account any proposals by Parent to amend the terms of this Agreement in response thereto pursuant to 10.01(d)(i)), (iii) the conditions to the consummation of which are all reasonably expected to be satisfied without undue delay relative to the Merger (taking into account all regulatory, legal, regulatory and other aspects of such proposal) and (iv) that is fully financed or is, in the Board’s good faith judgment, reasonably likely to be fully financed by means of a commitment letter from a reputable Person capable of financing such deal. The Company acknowledges and agrees that each successive modification of the financial or other material terms of an Acquisition Proposal that is determined to be a Superior Proposal shall be deemed to constitute a new Superior Proposal.

     “Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than the Company, Parent or any of their respective Affiliates.

     “Type A Event” means (a) a type A event (as defined in the Clearance Guidance issued by the UK Pensions Regulator on Clearance Statements dated April 2005, but excluding any amendments made to such Guidance after September 20, 2006), other than any change or partial change in the control group structure (as that expression is used in such Guidance) of Jacuzzi UK Group plc as a result of the transactions contemplated by this Agreement, or (b) an act or failure to act where, the main purpose or one of the main purposes of the act or failure was (i) to prevent the recovery of the whole or any part of a debt which was due or would be reasonably likely to become due from the employer in relation to a Non-US Benefit Plan under Section 75 of the Pensions Act 1995 of the United Kingdom, or (ii) otherwise than in good faith, prevent such a debt becoming due, reduce the amount of such a debt or compromise or otherwise settle such a debt.

     (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.03
Agreement	Preamble
Certificates	2.03
Closing	2.03
Closing Date	2.03
Commitment Letters	5.07
Company	Preamble
Company Board Recommendation	4.02
Company Employee	7.02
Company ERISA Affiliate	4.17
Company Payment Event	11.04
Company Proxy Statement	4.09
Company SEC Documents	4.07
Company Securities	4.05
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Stock Option	2.05
Company Subsidiary Securities	4.06
Confidentiality Agreement	6.04
Consent Solicitation	8.08
Debt Commitment Letters	5.07
Debt Offer	8.08
Disclosed Conditions	5.07
Effective Time	2.01
Employee Plans	4.17
End Date	10.01
Equity Commitment Letter	5.07
Exchange Agent	2.03
Environmental Laws	4.19
Environmental Permits	4.19
Financing	5.07
Former Properties	4.19
Indemnified Person	7.01
Internal Controls	4.07
IRS	4.17

Term	Section
Material Contract	4.20
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Non-U.S. Benefit Plan	4.17
Notes	8.08
Offer Documents	8.08
Option Consideration	2.05
Owned Real Property	4.23
Parent	Preamble
Parent Expenses	11.04
PBGC	4.17
Permits	4.01
Pensions Act 2004	4.17
Prior Plan	7.02
Proceedings	4.13
Requested Consents	8.08
Specified Agreement	8.10
Successor Plan	7.02
Surviving Corporation	2.01
Tax	4.16
Taxing Authority	4.16
Tax Return	4.16
Uncertificated Shares	2.03
USIAH Transfer	6.06
WARN Act	4.25

     Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement, instrument, contract or other document are to that agreement, instrument, contract or other document as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement, instrument, contract or other document listed on any schedule hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2
THE MERGER

     Section 2.01. The Merger. (a) At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

     (b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

     (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

     Section 2.02. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of any party:

     (a) except as otherwise provided in Section 2.04, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $12.50 in cash, without interest (the “Merger Consideration”). All such shares of Company Stock, when so converted, shall cease to be outstanding and shall automatically be cancelled and cease to exist;

     (b) each share of Company Stock held by the Company as treasury stock or owned by any Subsidiary of the Company or by Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; and

     (c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

     Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent (the “Exchange Agent”) reasonably acceptable to the Company for the purpose of exchanging the (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”) in each case for the aggregate Merger Consideration payable to each holder of shares of Company Stock. Prior to the Effective Time, Parent shall make available to the Exchange Agent the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares; provided, however, that the portion of the aggregate Merger Consideration allocable to the dissenting shares shall not be required to be deposited with the Exchange Agent. The Exchange Agent shall invest the funds provided by Parent in the manner specified by Parent, and interest payable thereon shall be solely for the account of Parent or the Surviving Corporation. Not later than two Business Days after the date of consummation of the Merger and the other transactions contemplated hereby (the “Closing;” such date, the “Closing Date”), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time (other than treasury shares or shares held by any Subsidiary of the Company or by Parent), a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange. All documents to be sent to the holders of Company Stock by the Exchange Agent shall be in a form reasonably agreed to by Parent and the Company.

     (b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by such Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

     (c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and

(ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (d) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

     (e) Any portion of the Merger Consideration (including any interest thereon) made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent by the Exchange Agent, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such shares without any interest thereon. Notwithstanding the foregoing, none of Parent, Merger Subsidiary, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

     Section 2.04. Dissenting Shares. Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware Law shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration. The Company shall give Merger Subsidiary prompt notice of any demands received by the Company for appraisal of shares of Company Stock, attempted withdrawals of such demands and any other instruments served pursuant to the Delaware Law that are received by the Company for appraisal of any shares of Company Stock, and Merger Subsidiary shall have the right to participate in and control all negotiations and proceedings with respect to such demands. Except with the prior written consent of Merger Subsidiary, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

     Section 2.05. Stock Options; Restricted Stock Awards. (a) At or immediately prior to the Effective Time, each option to purchase shares of Company Stock granted under any employee stock option or compensation plan or arrangement of the Company (a “Company Stock Option”) outstanding at the Effective Time, whether or not then vested or exercisable, shall be canceled, and Parent shall, or shall cause the Surviving Corporation to, pay to each holder of any Company Stock Option at or promptly after the Effective Time for each Company Stock Option an amount in cash (without interest) determined by multiplying (i) the excess, if any, of the Merger Consideration per share of Company Stock over the applicable exercise price of such Company Stock Option by (ii) the number of shares of Company Stock such holder could have purchased (assuming full vesting of such option) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time (the “Option Consideration”).

     (b) Effective as of the Effective Time, each Restricted Stock Award with respect to which shares of Company Stock remain unvested or awarded but unissued as of the Effective Time shall be canceled, and Parent shall, or shall cause the Surviving Corporation to, pay to each holder of any Restricted Stock Award at or promptly after the Effective Time for each share of Company Stock subject to such award, an amount equal to the Merger Consideration; provided, that no such payment shall be made as to any outstanding share of Company Stock for which payment is to be made pursuant to Section 2.02.

     (c) Prior to the Effective Time, the Company shall (i) use its reasonable best efforts to obtain any consents from holders of Company Stock Options and (ii) make any amendments to the terms of any stock option or compensation plan or arrangement that, in the case of either clauses (i) or (ii), are necessary to give effect to the transactions contemplated by Section 2.05(a).

     Section 2.06. Adjustments. If, during the period between the date hereof and the Effective Time, any change in the outstanding shares of Company Stock shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of Company Stock Options, the Merger Consideration shall be appropriately adjusted.

     Section 2.07. Withholding Rights. Notwithstanding anything to the contrary herein, each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock, Company Stock Options or Restricted Stock Awards, as the case may be, in respect of which the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

     Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3
THE SURVIVING CORPORATION

     Section 3.01. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended to read in its entirety in the form of Exhibit A hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

     Section 3.02. Bylaws. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

     Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation. Notwithstanding the foregoing, the Company shall cause all directors of the Company to resign at or immediately prior to the Effective Time.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in the applicable section (or in any additional section where the applicability of such disclosure to such additional section is reasonably apparent on its face) of the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Subsidiary that:

     Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents, variances, exemptions, orders, franchises and approvals (collectively, the “Permits”) required to carry on its business as now conducted, except for those Permits the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has heretofore made available or delivered to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

     Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock (the “Company Stockholder Approval”) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject (as to enforceability) to bankruptcy, insolvency, reorganization, moratorium and to general principles of equity.

     (b) At a meeting duly called and held, the Company’s Board of Directors has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders and has declared this Agreement advisable, (ii) approved and adopted this Agreement, and the transactions contemplated hereby and (iii) resolved (subject to Section 6.03) to recommend approval and adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

     Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, or other approval from, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of applicable laws, rules and regulations in foreign jurisdictions governing antitrust or merger control matters, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws, and filings with the New York Stock Exchange, and (iv) any actions, filings or other approvals, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     Section 4.04. Non-Contravention; No Defaults. (a) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or violate the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, conflict with or violate any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default (with or without notice or lapse of time, or both) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     (b) Neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Company’s certificate of incorporation or bylaws, (ii) the comparable charter or organizational documents of any of the Company’s material Subsidiaries or (iii) the comparable charter or organizational documents of any of the Company’s other Subsidiaries except, in the case of clause (iii), for defaults or violations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of: (i) 300,000,000 shares of Company Stock, of which 77,628,042 shares were issued and outstanding as of September 30, 2006, including 862,556 shares of restricted Company Stock issued pursuant to the Company’s equity incentive plans; and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share, of which (x) 2,000,000 shares are designated as Series A Junior Preferred Stock and (y) no shares are issued and outstanding. All outstanding shares of Company Stock have been, and all shares of Company Stock that may be issued upon the exercise of outstanding Company Stock Options will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable and not subject to preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company. As of September 30, 2006, (1) 2,018,112 shares of Company Stock were reserved for issuance pursuant to the Company’s equity incentive plans, of which 930,632 shares of Company Stock were subject to issuance upon exercise of outstanding Company Stock Options and (2) 205,940 restricted stock units had been granted pursuant to the Company’s equity incentive plans or the Director Compensation Plan. Schedule 4.05 of the Company Disclosure Schedule contains a complete and correct list of each Company Stock Option and restricted stock units outstanding as of the date hereof, including the holder and, to the extent applicable, the exercise price, vesting schedule and number of shares of Company Stock subject thereto.

     (b) Except as set forth in this Section 4.05 and for changes since September 30, 2006 resulting from the exercise of Company Stock Options outstanding on such date, there are no outstanding (i) shares of capital stock or voting securities (including voting debt securities) of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii), and (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, relating to the voting of any shares of Company Securities.

     Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all corporate, partnership or similar powers and all Permits required to carry on its business as now conducted, except for those Permits the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Schedule 4.06 of the Company Disclosure Schedule lists each Subsidiary of the Company. The Company has heretofore made available or delivered to Parent true and complete copies of the organizational documents of each of its material Subsidiaries as currently in effect.

     (b) All of the outstanding capital stock of, or other voting securities (including voting debt securities) or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien. There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company or (ii) options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i) and (ii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the ownership of the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries, directly or indirectly, owns, or has agreed to purchase or otherwise acquire, the capital stock or other equity or voting interests of, or any interest convertible into or exchangeable for such capital stock or such equity or voting interests of, any Person.

     Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has heretofore made available or delivered to Parent a true and complete copy (including any amendments thereto) of (i) the Company’s annual reports on Form 10-K for its fiscal years ended September 30, 2003, 2004 and 2005, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ending December 31, 2005, March 31, 2006 and June 30, 2006, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since December 31, 2004 and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since September 30, 2005 (the documents referred to in this Section 4.07(a), collectively, the “Company SEC Documents”). The Company SEC Documents comply as to form in all material respects with the applicable requirements of the 1933 Act, 1934 Act and Sarbanes-Oxley Act and, in each case, the rules and regulations promulgated thereunder and did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (including any financial statements or other documentation incorporated by reference therein). None of the Company’s Subsidiaries is, or at any time since September 30, 2003 has been, subject to the reporting requirements of Section 13(a) and 15(d) of the 1934 Act.

     (b) The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in material compliance with Rule 13a-15 under the 1934 Act, (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is promptly made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

     Section 4.08. Financial Statements. Except as disclosed in the Company SEC Documents filed before the date hereof and where the applicability of such disclosure is reasonably apparent on its face, the audited consolidated financial statements (including all notes and schedules thereto) and the unaudited consolidated interim financial statements of the Company included in the Company SEC Documents fairly present, in all material respects, in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

     Section 4.09. Proxy Statement. The proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Company Proxy Statement”), any amendments or supplements thereto and any other document filed or to be filed with the SEC by the Company in connection therewith, will, when filed, comply in each case as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, and at the time such stockholders vote on adoption of this Agreement, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included in the Company Proxy Statement based upon information furnished to the Company by Parent or Merger Subsidiary specifically for inclusion or incorporation by reference therein.

     Section 4.10. Absence of Certain Changes. Except as disclosed in the Company SEC Documents filed before the date hereof and where the applicability of such disclosure is reasonably apparent on its face, since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice and there has not been:

     (a) any event, occurrence, change, effect, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

     (b) any action taken by the Company or any of its Subsidiaries from the Company Balance Sheet Date through the date hereof that, if taken during the period from the date hereof through the Effective Time, would constitute a breach of Section 6.01 (other than actions described in clause (m), (o) or (p) of Section 6.01); provided that, for the purposes of this Section 4.10(b), references to “the date hereof” in clauses (a) through (q) of Section 6.01 shall be deemed to refer to the Company Balance Sheet Date.

     Section 4.11. No Undisclosed Material Liabilities. Except as disclosed in the Company SEC Documents filed before the date hereof and where the applicability of such disclosure is reasonably apparent on its face, there are no liabilities of the Company or any of its Subsidiaries of any kind other than:

     (a) liabilities disclosed and adequately provided for in the Company Balance Sheet or disclosed in the notes thereto or in any other balance sheet contained in any Quarterly Report on Form 10-Q filed by the Company after the Company Balance Sheet Date and prior to the date hereof;

     (b) liabilities incurred in the ordinary course of business consistent with past practice since the date of the balance sheet contained in the last Quarterly Report on Form 10-Q filed by the Company prior to the date hereof; and

     (c) other undisclosed liabilities which are not, individually or in the aggregate, material.

     Section 4.12. Compliance with Laws and Court Orders. The Company and each of its Subsidiaries (i) is, and since October 1, 2003 has been, in compliance with and, to the Knowledge of the Company, is not, and since October 1, 2003 has not been, under investigation with respect to and, since October 1, 2003 has not been, threatened to be charged with or given notice of any violation of, any Applicable Law, and (ii) is, and since October 1, 2003 has been, in compliance with the terms of the Permits, except, in the cases of clauses (i) and (ii), for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     Section 4.13. Litigation. There is no action, suit, investigation, claim, arbitration, mediation or proceeding (collectively, “Proceedings”) pending against or affecting, or, to the Knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any officer or director of the Company or any of its Subsidiaries or any of their respective properties before any court or arbitrator or any other Governmental Authority, that (a) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (b) would prohibit or materially restrict the ability of the Company and its Subsidiaries to operate their businesses as they have historically. Neither the Company nor any of its Subsidiaries nor any of their respective properties or directors or officers is or are subject to any judgments, orders or decrees, except for those judgments, orders or decrees that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, and except as set forth in the Company SEC Documents and where the applicability of such disclosure is reasonably apparent on its face, there are no products designed, manufactured, processed, sold or distributed by the Company, its Subsidiaries or its or their predecessors, or held in the inventory of the Company or its Subsidiaries prior to the date hereof, which are the subject of or would reasonably be expected to become the subject of Proceedings against or affecting the Company or its Subsidiaries which would be material to the Company and its Subsidiaries, taken as a whole.

     Section 4.14. Finders’ Fees. Except for Lazard Frères & Co. LLC (the amounts owing to whom have been disclosed to Parent prior to the date hereof), there is no investment banker, broker, finder or similar intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

     Section 4.15. Opinion of Financial Advisor. The Company has received the opinion of Lazard Frères & Co. LLC, financial advisor to the Company, to the effect that, as of the date hereof, the Merger Consideration is fair to the Company’s stockholders from a financial point of view.

     Section 4.16. Taxes. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect,

     (i) all Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been timely filed, or will be timely filed prior to or as of the Effective Time in accordance with all Applicable Laws, and all such material Tax Returns are, or shall be at the time of filing, true, correct and complete;

     (ii) the Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable (including quarterly estimated taxes), or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books;

     (iii) there is no Proceeding or investigation now pending or, to the Knowledge of the Company, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

     (b) During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

     (c) Neither the Company nor any of its Subsidiaries is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code, or in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

     (d) The Company has made available to Parent and Merger Subsidiary all material federal, state, local and foreign income Tax Returns and all other material Tax Returns of the Company or any of its Subsidiaries with respect to periods commencing on or after October 1, 2002.

     (e) “Tax” means (i) any tax, escheat, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of having been before the Effective Time a member of an affiliated, consolidated, combined, unitary group or similar fiscal unity or by contract. “Tax Return” means any report, return, statement or form required to be supplied to any Taxing Authority with respect to Taxes.

     Section 4.17. Employee Benefit Plans. (a) Schedule 4.17(a) of the Company Disclosure Schedule contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each material other plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, health or medical benefits, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any Affiliate or any person that, together with the Company or any of its Affiliates, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (a “Company ERISA Affiliate”) for the benefit of current or former employees, directors or consultants of the Company or any of its Subsidiaries. Such plans are referred to collectively herein as the “Employee Plans.” The Company has delivered or made available to Parent a true, correct and complete copy of (i) each Employee Plan (or, in the case of any unwritten Employee Plan, a description thereof) and related trust documents, and amendments thereto, (ii) the two most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Employee Plan and (iii) the most recent summary plan description for each Employee Plan.

     (b) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code and each trust established in connection with any Employee Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service (the “IRS”), and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. The Company has delivered or made available to Parent a copy of the most recent IRS determination letter with respect to each such Employee Plan, as well as each pending application for a determination letter from the IRS, if any.

     (c) Each Employee Plan has been maintained and administered in compliance with its terms and with Applicable Law, including ERISA and the Code to the extent applicable thereto, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     (d) With respect to any Employee Plan, (i) no actions (other than routine claims for benefits in the ordinary course of business consistent with past practice) are pending, or to the Knowledge of the Company, threatened, except for those that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and, to the Knowledge of the Company, no facts or circumstances exist that would give rise to any such actions, and (ii) no administrative investigation, audit or other administrative proceeding by any Governmental Authority is pending, in progress or, to the Knowledge of the Company, threatened, except for those that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All contributions (including all employer contributions and employee salary reduction contributions) required to have been timely made under any of the Employee Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof, in each case in all material respects.

     (e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to each Employee Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred that could result in any liability to any such plan, the Company, any of its Affiliates or any Company ERISA Affiliate, (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) as of the date hereof, no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries or any of its Company ERISA Affiliates, and (v) as of the date hereof, the PBGC has not instituted proceedings to terminate any such Employee Plan.

     (f) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, during the six (6) year period prior to the date hereof, none of the Company, any of its Subsidiaries or any Company ERISA Affiliate have been a participating or contributing employer in any “multiemployer plan” (as defined in Section 3(37) of ERISA), nor has the Company, any of its Subsidiaries or any Company ERISA Affiliate incurred any withdrawal liability with respect to any multiemployer plan or any liability in connection with the termination or reorganization of any multiemployer plan.

     (g) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to each Employee Plan, (i) there has not occurred any prohibited transaction in which the Company, any of its Subsidiaries or any of their respective employees, or, to the Knowledge of the Company, a trustee, administrator, fiduciary or agent of any Employee Plan or related trust, or any agent of the foregoing, has engaged that could reasonably be expected to subject the Company, any of its Subsidiaries or any of their respective employees, or, to the Knowledge of the Company, a trustee, administrator, fiduciary or agent of any Company Benefit Plan or related trust, or any agent of any of the foregoing, to any material tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA or any similar tax, penalty or sanction under any other Applicable Law and (ii) none of the Company, any of its Subsidiaries, or any of their respective employees, or, to the Knowledge of the Company, any trustee, administrator or other fiduciary of any Employee Plan or related trust, nor any agent of any of the foregoing, has engaged in any transaction or acted in a manner that could reasonably be expected to, or failed to act so as to be reasonably expected to, subject the Company, any of its Subsidiaries or any of their respective employees or any such trustee, administrator, fiduciary or agent to any liability for breach of fiduciary duty under ERISA or any other Applicable Law.

     (h) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each “nonqualified deferred compensation plan” (as defined in Section 409(A)(d)(1) of the Code) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and guidance issued thereunder.

     (i) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to each Employee Plan that is not subject to United States Applicable Law (a “Non-U.S. Benefit Plan”): (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued in accordance with GAAP, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued to the extent required under the terms of such Non-U.S. Benefit Plan or

GAAP; (ii) the funded status of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, as of the Balance Sheet Date is reflected on the Company Balance Sheet and in the Company 10-K in accordance with GAAP, and, to the Knowledge of the Company, there has not been any material adverse change in such funded status as of the date hereof (assuming no change in the valuation method and using the identical assumptions as those used as at the Balance Sheet Date and excluding any reductions in Plan asset values broadly in line with movements in the appropriate benchmark index for each of the asset classes in which the particular funded Plan’s assets are invested); (iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the Knowledge of the Company, such registered status is not reasonably expected to be revoked; (iv) as of the date hereof no event has occurred and no circumstances have arisen with respect to any Non-U.S. Benefit Plan maintained, contributed to or sponsored by the Company or any of its Subsidiaries that provides benefits to employees in the United Kingdom and to which Sections 38 to 56 of the Pensions Act 2004 of the United Kingdom (the “Pensions Act 2004”) apply that would, or would reasonably be expected to, constitute a Type A Event since April 27, 2004; (v) since April 27, 2004 no event has occurred and no circumstances have arisen in respect of which the UK Pensions Regulator can lawfully exercise its power under Section 52 (Restoration order where transactions at an undervalue) of the Pensions Act 2004, in respect of any Non-US Benefit Plan, and, to the Knowledge of the Company, no such event and no such circumstance is reasonably expected to occur prior to the Closing Date; (vi) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any liability (contingent or otherwise) with respect to the pension and pension contribution obligations of Spear and Jackson, Inc., any of the Subsidiaries of Spear & Jackson Inc. or any of their respective successors in relation to the James Neill Pension Plan and the information relating to the Company and its Subsidiaries (but excluding Spear & Jackson, Inc. and its Subsidiaries) in the clearance application made by United Pacific Industries Limited as the “Primary Applicant” to the Pensions Regulator dated May 25, 2006 was complete and accurate; (vii) the Company has no knowledge of any Non-US Benefit Plan of Spear & Jackson Inc. or of any of the Subsidiaries of Spear & Jackson Inc. (apart from the James Neill Pension Plan) which falls within the scope of Sections 38 (Contribution notice where avoidance of employer debt), Section 43 (Financial support direction) or Section 52 (Restoration order where transactions at an undervalue) of the Pensions Act 2004; and (viii) to the Knowledge of the Company no event has occurred and no circumstance has arisen in respect of which the UK Pensions Regulator could reasonably be expected to exercise its power under Section 38 of the Pensions Act 2004 in respect of any Non-US Benefit Plan (but, for this purpose (A) in construing Section 38, the words “or might” in Section 38(5)(a)(i) shall be replaced with the words “or would be reasonably likely to become” and (B) none of the transactions contemplated by this Agreement shall, for the avoidance of doubt, be regarded as the occurrence of an event or the arising of a circumstance in respect of which the UK Pensions Regulator could reasonably be expected to exercise its power under Section 38 of the Pensions Act 2004).

     (j) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant, director or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or as required by Applicable Law, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant, director or officer, or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any of the Employee Plans, except as expressly provided in this Agreement.

     (k) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the deduction of any amount payable pursuant to the terms of any Employee Plan shall not be subject to disallowance under Section 162(m) of the Code or any other Applicable Law (other than any disallowance under Section 280G with respect to any item listed on Schedule 4.17(j) of the Company Disclosure Schedule).

     Section 4.18. Intellectual Property. (a) Schedule 4.18(a) of the Company Disclosure Schedule contains a true, correct and complete list of (i) all registrations and applications for registration included in the Company Intellectual Property Rights which are material to the business of the Company and its Subsidiaries as currently conducted and (ii) all material agreements (excluding licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms) to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries obtains the right to use any Licensed Intellectual Property Rights. The Company or one of its Subsidiaries own all right, title and interest in and to, or possess valid licenses or other rights to use, all Company Intellectual Property Rights and own or has the right to use pursuant to license, sublicense, agreement or permission, all Licensed Intellectual Property Rights used in the operation of the business of the Company and any of its Subsidiaries, as presently conducted, and the Company and its Subsidiaries take and have taken commercially reasonable actions to maintain and preserve the material Company Intellectual Property, except, in each case, where the failure to have such rights or take such actions would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     (b) None of the Company Intellectual Property Rights are subject to any outstanding interim or final judgment, injunction, order, decree or agreement materially restricting the use thereof by the Company or any of its Subsidiaries.

     (c) (i) None of the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated in any material respect any material Intellectual Property Right of any Third Party, (ii) the Company and its Affiliates have not received from any Person in the past three years any notice, charge, complaint, claim or other assertion of any present, impending or, to the Knowledge of the Company, threatened infringement or violation by or misappropriation of any material Intellectual Property Rights of any Person, (iii) there are no unresolved pending or, to the Knowledge of the Company, threatened material Proceedings that allege that the operations of the Company and its Subsidiaries, including the manufacture, use or sale of any product or the use of any process now used or offered by the Company or its Subsidiaries, infringes, violates or misappropriates Intellectual Property Rights of any Person in any material respect, (iv) there are no unresolved pending or, to the Knowledge of the Company, threatened material Proceedings that challenge or otherwise question the validity, enforceability or effectiveness of any Company Intellectual Property Rights and (v) there are no agreements, contracts, or interim or final judicial or administrative judgments, injunctions, orders or decrees that in any way limit or restrict any material Company Intellectual Property Rights.

     (d) To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated in any material respect any Company Intellectual Property Right.

     Section 4.19. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

     (a) no notice, notification, demand, request for information, citation, summons, or order has been received, no complaint has been filed, no penalty has been assessed and no Proceeding or review is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Third Party with respect to any matters relating to the Company, any of its Subsidiaries or their predecessors and relating to or arising out of any Environmental Law;

     (b) the Company and each of its Subsidiaries have all environmental permits, licenses, consents, approvals and authorizations necessary for their operations to comply with all applicable Environmental Laws (“Environmental Permits”), as listed on Schedule 4.19 of the Disclosure Schedule, are in compliance with the terms of such Environmental Permits, and have timely applied for any required renewals thereof;

     (c) the operations of the Company and each of its Subsidiaries are, and have since October 1, 2003 been, in compliance with the terms of applicable Environmental Laws;

     (d) there are no liabilities of or relating to the Company or any of its Subsidiaries, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Environmental Law or Environmental Permit;

     (e) the consummation of the transaction contemplated by this Agreement does not trigger any requirement by the Company for reporting, investigation or remedial action pursuant to any Environmental Law;

     (f) there have been no Releases of Hazardous Materials at, on, to, under, or emanating from any Owned Real Property or material property currently leased by the Company or any of its Subsidiaries or, in each case, to the Knowledge of the Company, any property formerly owned or any material property formerly leased by the Company or its Subsidiaries (“Former Properties”), or any property to which Hazardous Materials from any Owned Real Property or material property leased by the Company or any of its Subsidiaries or Former Properties were transported for treatment, storage, handling or disposal, which has created or which would reasonably be expected to give rise to liability of the Company or the Subsidiaries under any Environmental Law;

     (g) the Company has provided or made available to Parent all environmental, assessments, reports, investigations, audits, or studies in its possession relating to Owned Real Property or material property leased by the Company or any of its Subsidiaries;

     (h) there are no currently outstanding financial assurance obligations under Environmental Laws pertaining to the operations of the Company or the Subsidiaries, except those listed on Schedule 4.19 of the Company Disclosure Schedule; and

     (i) the Company does not own, lease or operate any real property, nor conduct any operations, in New Jersey or Connecticut.

     Section 4.20. Material Contracts. (a) As of the date hereof, none of the Company or any of its Subsidiaries is a party to or bound to any contract or agreement: (i) that would be required to be filed as an exhibit to a Form 10-K filed by the Company with the SEC on the date hereof; (ii) involving annual expenditures or payments in excess of $1.5 million that is not cancelable without penalty by the Company or any of its Subsidiaries within one year; (iii) for the acquisition, sale, lease or license of material properties or assets of the Company or its Subsidiaries outside the ordinary course of business consistent with past practice (by merger, purchase or sale of assets or stock or otherwise) entered into since September 30, 2003; (iv) that purports to materially limit, curtail or restrict the ability of the Company or its Subsidiaries to engage or compete in any geographic area or material line of business; (v) evidencing indebtedness for borrowed money or extension of credit by the Company or it Subsidiaries in excess of $1 million, or any guaranty thereof; (vi) pursuant to which the Company or any of its Subsidiaries is subject to continuing indemnification, “earn-out,” or other contingent payment obligations (whether related to environmental matters or otherwise), in each case, that would reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $1 million; (vii) for the lease of real property that is material to the Company and its Subsidiaries, taken as a whole; or (viii) committing or agreeing to enter into any of the foregoing (each, a “Material Contract”).

     (b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Material Contract is (i) valid and binding on the Company or a Subsidiary of the Company and (ii) in full force and effect and enforceable against the Company or a Subsidiary of the Company in accordance with its terms, subject (as to enforceability) to bankruptcy, insolvency, reorganization, moratorium and to general principles of equity. There is no default under any Material Contract either by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, in each case, in which such default or event would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A true, correct and complete copy of each Material Contract has been provided or made available to Parent on or prior to the date hereof.

     Section 4.21. Antitakeover Statutes and Rights Agreement. (a) The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from the restrictions on business combinations in Section 203 of Delaware Law, and, accordingly, neither such section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions.

     (b) The Company has taken all action necessary to render the rights issued pursuant to the terms of the Company’s Rights Agreement dated October 15, 1998 between the Company and the Chase Manhattan Bank inapplicable to the Merger, this Agreement and the transactions contemplated hereby.

     Section 4.22. Related Party Transactions. There are no outstanding amounts payable to or receivable from, and neither the Company nor any of its Subsidiaries is otherwise a creditor or debtor to, or party to any contract, agreement or transaction with, any beneficial owner of 5% or more of the Company Stock or any director, officer or Affiliate (other than any wholly owned Subsidiaries of the Company) of the Company, or, to the Knowledge of the Company, any relative of any of the foregoing, except for employment or compensation agreements or arrangements with directors, officers or Affiliates made in the ordinary course of business consistent with past practice.

     Section 4.23. Real Property. Schedule 4.23 of the Company Disclosure Schedule sets forth a true and complete list of all material real property owned by the Company or any of its Subsidiaries (collectively, the “Owned Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company or one of its Subsidiaries have good and marketable fee simple title to all Owned Real Property, free and clear of all Liens, except Permitted Liens, and have valid leasehold estates in all material real property leased by the Company and its Subsidiaries and (b) none of the Owned Real Property or material real property leased by the Company and its Subsidiaries is subject to any lease, sublease, license or other agreement granting to any other Person any right to the use, occupancy or enjoyment of such Owned Real Property or material leased property.

     Section 4.24. Insurance. Section 4.24 of the Company Disclosure Schedule sets forth (a) a list of all material insurance policies (other than historic occurrence-based policies) which provide or potentially provide coverage for liabilities of the Company and its Subsidiaries, (b) a list of all material historic occurrence-based insurance policies which provide or potentially provide, unless otherwise indicated, coverage for liabilities of Zurn Industries, Inc. or its specifically referenced Subsidiaries and (c) charts for Permutit Company, Jacuzzi Inc. and Selkirk, Inc. of historical insurance policies purchased by or on behalf of these three entities or their predecessors. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and subject to any settlements and commutations, all such insurance policies described in clause (a) above are in full force and effect, are valid and enforceable, and all premiums due thereunder have been paid, and, to the Company’s Knowledge, all such insurance policies described in clause (b) above, unless otherwise indicated in such charts, are valid. Notwithstanding the foregoing, Parent and Merger Subsidiary acknowledge and agree that no representation or warranty is being made as to the solvency of any historic insurance policies of the Company and its Subsidiaries.

     Section 4.25. Labor Matters. (a) There are no labor unions or other organizations representing any employee of the Company or any of its Subsidiaries. There are no labor unions or other organizations which have filed a petition with the National Labor Relations Board or any other Governmental Authority seeking certification as the collective bargaining representative of any employee of the Company or any of its Subsidiaries, and to the Knowledge of the Company, no labor union or organization is engaged in any organizing activity with respect to any employee of the Company or any of its Subsidiaries. Except as would not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, in the three (3) years prior to the Closing Date there has not been, there is not presently pending or existing, and there is not threatened, (i) any strike, lockout, slowdown, picketing, or work stoppage with respect to the employees of the Company or any of its Subsidiaries or (ii) any unfair labor practice charge against the Company or any of its subsidiaries.

     (b) Since October 1, 2003, neither the Company nor any of its subsidiaries has effectuated (i) a “plant closing” as defined in the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101 et seq. (the “WARN Act”) (or any similar state, local or foreign law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries or (ii) a “mass layoff” as defined in the WARN Act (or any similar state, local or foreign law) affecting any site of employment or facility of the Company or any of its Subsidiaries.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

     Each of Parent and Merger Subsidiary represents and warrants to the Company that:

     Section 5.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all corporate or limited liability powers and all Permits required to carry on its business as now conducted, except for those Permits the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Subsidiary has heretofore made available or delivered to the Company true and complete copies of its organizational documents as currently in effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby.

     Section 5.02. Corporate Authorization. The execution, delivery and performance by each of Parent and Merger Subsidiary of this Agreement and the consummation by each of Parent and Merger Subsidiary of the transactions contemplated hereby are within its corporate or limited liability company powers and have been duly authorized by all necessary corporate or similar action. This Agreement has been duly executed and delivered by each of Parent and Merger Subsidiary and constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms, subject (as to enforceability) to bankruptcy, insolvency, reorganization, moratorium and to general principles of equity.

     Section 5.03. Governmental Authorization. The execution, delivery and performance by each of Parent and Merger Subsidiary of this Agreement and the consummation by each of Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, or other approval from, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of

State, (ii) compliance with any applicable requirements of the HSR Act and of applicable laws, rules and regulations in foreign jurisdictions governing antitrust or merger control matters, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other U.S. state or federal securities laws, and filings with the New York Stock Exchange, and (iv) any actions, filings or approvals, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     Section 5.04. Non-Contravention. The execution, delivery and performance by each of Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) conflict with or violate the organizational documents of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, conflict with or violate any provision of any Applicable Law or (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default (with or without notice or lapse of time, or both) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Merger Subsidiary is entitled under any provision of any agreement or other instrument binding upon Parent or Merger Subsidiary, with only such exceptions, in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     Section 5.05. Proxy Statement. None of the information provided by Parent or Merger Subsidiary for inclusion in the Company Proxy Statement or any amendment or supplement thereto, at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company or at the time the stockholders vote on adoption of the Agreement and the Merger, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     Section 5.06. Finders’ Fees. There is no investment banker, broker, finder or similar intermediary that has been retained by or is authorized to act on behalf of Parent or Merger Subsidiary who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

     Section 5.07. Financing. Parent has delivered to the Company true and complete copies of the Commitment Letter, dated as of the date hereof by and among Credit Suisse, Credit Suisse Securities (USA) LLC, Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC and UBS Securities LLC, providing commitments for an aggregate of $710.0 million of credit facilities, and the Commitment Letter, dated as of the date hereof from Credit Suisse, Credit Suisse Securities (USA) LLC, Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC and UBS Securities LLC, providing commitments for an aggregate of $450.0 million of credit facilities

(collectively, the “Debt Commitment Letters”), and an equity commitment letter dated the date hereof from Apollo Management VI, L.P. (the “Equity Commitment Letter” and, together with the Debt Commitment Letters, the “Commitment Letters”). The aggregate proceeds of the financing to be provided (subject to the terms and conditions thereof) under the Commitment Letters (the “Financing”) are in an amount sufficient to consummate the transactions contemplated hereby, including to pay the Merger Consideration for all of the shares of Company Stock outstanding on a fully-diluted basis pursuant to this Agreement and to make all payments in respect of Company Stock Options and Restricted Stock Awards pursuant to this Agreement and to pay all related fees and expenses of Parent, Merger Subsidiary and their respective representatives pursuant to this Agreement. There is no material condition to the funding of the financings described in the Debt Commitment Letters other than the conditions precedent set forth in the Debt Commitment Letters delivered to the Company (the conditions so set forth, the “Disclosed Conditions”), and no Person has any right to impose, and neither any Borrower or the Sponsor (each as defined in any Debt Commitment Letter) has any obligation to accept, any condition precedent to such funding other than the Disclosed Conditions.

ARTICLE 6
COVENANTS OF THE COMPANY

     The Company agrees that:

     Section 6.01. Conduct of the Company. From the date hereof until the Effective Time, except as set forth on Schedule 6.01 of the Company Disclosure Schedule, the Company shall, and shall cause its Subsidiaries to, conduct its and their business in the ordinary course consistent with past practice and shall, and shall cause its Subsidiaries to, use its and their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of its and their present officers and employees. Without limiting the generality of the foregoing, except with the prior written consent of Parent or as contemplated by this Agreement or as expressly set forth in Schedule 6.01 of the Company Disclosure Schedule, from the date hereof until the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

     (a) amend its articles of incorporation or bylaws or similar organizational documents;

     (b) (i) declare, set aside or pay any dividend or other distribution with respect to any share of its capital stock, other than dividends and other distributions paid by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company or (ii) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries;

     (c) repurchase, redeem or otherwise acquire any shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries;

     (d) offer, issue, deliver, grant or sell any shares of Company Stock, or any securities convertible into shares of Company Stock, or any rights, warrants or options to acquire any shares of Company Stock, other than issuances pursuant to Company Stock Options that are outstanding on the date hereof;

     (e) acquire (whether by merger, consolidation, acquisition of stock or assets or otherwise) any material amount of stock or assets of any other Person, except (i) pursuant to existing contracts, commitments or plans disclosed on Schedule 6.01 of the Company Disclosure Schedule or (ii) the purchase of assets from suppliers and vendors in the ordinary course of business consistent with past practice;

     (f) sell, lease, license, pledge, subject to any Lien or otherwise dispose of any of its material subsidiaries or any material amount of assets, securities or property, except (i) pursuant to existing contracts, commitments or plans disclosed on Schedule 6.01 of the Company Disclosure Schedule or (ii) the sale, lease or license of assets to customers in the ordinary course of business consistent with past practice;

     (g) (x) incur, create or assume any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities or guarantee any debt securities, other than any indebtedness, guarantee or issuance (i) incurred in the ordinary course of business consistent with past practice under revolving lines of credit existing on the date hereof pursuant to the Company’s U.S. credit facilities and other revolving lines of credit existing on the date hereof or (ii) incurred between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries or (y) except (A) pursuant to Section 8.08 or (B) for the repayment of indebtedness under the Company’s existing revolving credit facility, voluntarily redeem, repurchase, prepay, defease or cancel any indebtedness for borrowed money or debt securities which would result in the payment by the Company or any of its Subsidiaries of a premium or penalty or amend or modify in any material respect the terms of any debt securities;

     (h) except as required by Applicable Law, the terms of this Agreement or the terms of any existing Employee Plan disclosed on Schedule 4.17(a) of the Company Disclosure Schedule, (i) grant any severance or termination pay to (or amend any existing arrangement with) any current or former director, officer or employee of the Company or any of its Subsidiaries, (ii) enter into, amend or terminate any employment, severance, bonus, deferred compensation or other similar agreement with any current or former director, officer or employee of the Company or any of its Subsidiaries, (iii) establish, adopt, become obligated under or amend any collective bargaining agreement or any Employee Plan or (iv)

increase the compensation, bonus or other benefits payable to any current or former director, officer or employee of the Company or any of its Subsidiaries, in each case, other than in the ordinary course of business consistent with past practice, and, with respect to any action described in clause (iv), subject to prior consent of Parent if any such actions shall increase the annual payroll cost of the Company and its Subsidiaries by in excess of 3.5% or shall increase the annual compensation of any officer of the Company or its Subsidiaries by in excess of 5% in accordance with the Company’s budget in effect as of the date hereof;

     (i) adopt any change, other than as required by the SEC, GAAP or by Applicable Law, in its accounting policies, procedures or practices;

     (j) pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities (i) reflected or reserved against in the financial statements of the Company and its consolidated Subsidiaries or (ii) incurred in the ordinary course of business consistent with past practice;

     (k) adopt a plan of complete or partial liquidation or dissolution or restructuring, recapitalization or other reorganization;

     (l) except in the ordinary course of business consistent with past practice, (i) make or rescind any material express or deemed election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where the Company has the capacity to make such binding election, but excluding any election that must be made periodically and is made consistent with past practice), (ii) settle or compromise any material Proceeding, audit or controversy relating to Taxes or (iii) change any material method of reporting income or deductions for income tax purposes from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years;

     (m) amend or modify in any manner materially adverse to the Company or any of its Subsidiaries any Material Contract;

     (n) in relation to any Non-U.S. Benefit Plan maintained, contributed to or sponsored by the Company or any of its Subsidiaries that provides benefits to employees in the United Kingdom (i) make any change to such Non-U.S. Benefit Plan or to the benefits provided under it without Parent’s consent (such consent not to be unreasonably withheld or delayed), or (ii) take any action or fail to take any action where such action or inaction would, or would reasonably be expected to constitute a Type A Event;

     (o) authorize or make capital expenditures other than in the ordinary course consistent with past practice in accordance with the Company’s budget in effect as of the date hereof;

     (p) terminate or permit any material insurance policy to be cancelled or amended or modified in any material respect, other than in the ordinary course of business consistent with past practices; or

     (q) authorize, propose, agree or commit to do any of the foregoing.

     Section 6.02. Stockholder Meeting; Proxy Material. The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as promptly as practicable for the purpose of voting on the approval and adoption of this Agreement and the Merger. Subject to Section 6.03(c), the Board of Directors of the Company shall recommend approval and adoption of this Agreement and the Merger by the Company’s stockholders. In connection with such meeting, the Company shall (i) promptly prepare and file with the SEC, use its reasonable best efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable the Company Proxy Statement and all other proxy materials for such meeting, (ii) use its reasonable best efforts to obtain the Company Stockholder Approval and (iii) otherwise comply with all legal requirements applicable to such meeting. Each of the Company and Parent shall cooperate with each other in the preparation of the Company Proxy Statement (including the preliminary Company Proxy Statement) and any amendment or supplement thereto. Notwithstanding the foregoing, the Company shall promptly furnish such preliminary Company Proxy Statement and the definitive Company Proxy Statement, and any amendments or supplements thereto, to Parent and give Parent and its legal counsel a reasonable opportunity to review and comment on such preliminary Company Proxy Statement prior to filing with the SEC, and the Company shall consider in good faith all reasonable comments of Parent in connection therewith. The Company shall promptly notify Parent of the receipt of any comments of the SEC staff with respect to the preliminary Company Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information, and shall promptly provide to Parent copies of all written correspondence between the Company or any representative of the Company and the SEC with respect to the Company Proxy Statement. Parent shall promptly provide the Company with such information as may be required to be included in the Company Proxy Statement or as may be reasonably required to respond to any comment of the SEC staff.

     Section 6.03. No Solicitation; Other Offers. (a) Subject to Section 6.03(c), neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, representatives or advisors to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any inquiries, offers or proposals relating to an Acquisition Proposal, (ii) initiate, enter into or participate in any discussions or negotiations with or furnish or disclose any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, personnel, books or records of the

Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that would reasonably be expected to make, or has made, an Acquisition Proposal, (iii) approve, endorse or recommend, or determine to approve, endorse or recommend, an Acquisition Proposal or fail to make, withdraw or modify in a manner adverse to Parent or Merger Subsidiary the Company Board Recommendation (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”) or (iv) approve, endorse or recommend, or determine to approve, endorse or recommend, or enter into any agreement in principle, understanding, letter of intent, term sheet or other similar instrument relating to, an Acquisition Proposal.

     (b) The Company will promptly notify Parent, orally and in writing, after receipt by the Company or any of its Subsidiaries (including through a notification by its representatives) of any (i) Acquisition Proposal, (ii) inquiry or request for nonpublic information relating to, or access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries by any Third Party who would reasonably be expected to make, or has made, an Acquisition Proposal or (iii) request for discussions or negotiations regarding, or which would be reasonably expected to lead to, an Acquisition Proposal. The Company shall (A) promptly provide to Parent a copy of any such proposal, offer or request and any written materials submitted in connection therewith (or if such proposal, offer or request was not in writing, a description of the material terms thereof), (B) keep Parent reasonably informed on a prompt basis of the status of any such proposal, offer or request, and any discussions or communications related thereto (including with respect to any changes in the financial or other material terms of any such proposal, offer or request and whether such proposal, offer or request has been withdrawn), (C) provide Parent promptly with copies of all material correspondence between the Company, its Subsidiaries or their respective directors, employees, agents or representatives and any Third Party or its directors, employees, agents or representatives in connection with any such offer, proposal or request and (D) promptly provide any material information to Parent provided by it to any Third Party pursuant to this Section 6.03 that has not previously been provided or otherwise made available to Parent. The Company agrees that it shall not, and shall cause its Subsidiaries not to, (1) enter into any confidentiality agreement with any Third Party after the date hereof that prohibits the Company or any of its Subsidiaries from providing such information to Parent or (2) subject to Section 8.01, terminate, waive, amend or modify in any material respect any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement.

     (c) Notwithstanding the foregoing, prior to receipt of the Company Stockholder Approval, the Board of Directors of the Company, directly or indirectly through advisors, agents or other intermediaries, may (i) engage in negotiations or discussions with any Third Party that, subject to the Company’s compliance with Section 6.03(a), has made an unsolicited bona fide Acquisition Proposal that constitutes or would reasonably be expected to lead to a Superior Proposal, (ii) thereafter furnish to such Third Party nonpublic information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with terms no less favorable to the Company than the Confidentiality Agreement and (iii) make an Adverse Recommendation Change, but in each case referred to in the foregoing clauses (i) through (iii) only if the Board of Directors of the Company determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under Applicable Law. The Board of Directors of the Company shall not take any of the actions referred to in clauses (i) through (iii) of the preceding sentence unless prior to taking such action the Company shall have delivered to Parent written notice advising Parent that it intends to take such action. The Company shall, and shall cause its Subsidiaries and the advisors, employees and other agents of the Company and any of its Subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted on or prior to the date hereof with respect to any Acquisition Proposal or any proposal or discussion that would reasonably be expected to lead to an Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the Persons referred to in the first sentence of Section 6.03(a) of the terms of this Section 6.03.

     (d) Notwithstanding the foregoing, the Board of Directors of the Company shall be permitted to take any action necessary to comply with Rule 14d-9 or Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal and to make any disclosure to the stockholders of the Company if, in the good faith judgment of the Board of Directors of the Company, after considering advice from outside legal counsel to the Company, failure so to disclose would be inconsistent with its obligations under Applicable Law; provided, however, that the fact that a disclosure or other action may be deemed permissible by virtue of this sentence does not in and of itself mean that any such disclosure or other action constitutes an Adverse Recommendation Change.

     Section 6.04. Access to Information. From the date hereof until the Effective Time, and subject to Applicable Law and the Confidentiality Agreement dated as of July 20, 2006, between the Company and Parent (the “Confidentiality Agreement”) and the terms of this Agreement, the Company shall (i) give Parent, its counsel, financial advisors, auditors, lenders and other authorized representatives reasonable access, subject to Parent’s and the Company’s compliance with Applicable Law, to the offices, properties, books and records of the Company and the Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors, lenders and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its Subsidiaries to cooperate with all reasonable requests of Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section shall be conducted during normal business hours in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries and shall not include any invasive environmental testing. No information or knowledge obtained by Parent, Merger Subsidiary or any of its or their representatives in any investigation pursuant to this Section 6.04 shall affect or be deemed to modify any representation or warranty made by the Company hereunder. In addition, the Company shall, and shall cause its Subsidiaries and its and their officers, employees and other representatives to, provide Parent with all cooperation reasonably requested in connection with the identification of the assets (real and personal, tangible and intangible), personnel and liabilities comprising each of the bath products division and the plumbing products division of the Company and its Subsidiaries.

     Section 6.05. Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or its directors relating to the Merger or the other transactions contemplated hereby; provided, that no such settlement shall be agreed to without Parent’s consent, which consent shall not be unreasonably withheld.

     Section 6.06. Tax Matters. The Company shall use commercially reasonable efforts (a) to obtain all applicable regulatory approvals and clearances that are necessary to permit the purchase by the Company of the stock of USI American Holdings, Inc. from JBI Holdings, Ltd. (the “USIAH Transfer”) to occur as a tax-free transaction for United Kingdom income tax purposes, (b) upon receipt, and subject to the terms, of such regulatory approvals, to cause the USIAH Transfer to occur as a tax-free transaction for United Kingdom income tax purposes and (c) to keep Parent informed of any material developments with respect to, or correspondence relating to, the USIAH Transfer.

ARTICLE 7
COVENANTS OF PARENT AND MERGER SUBSIDIARY

     Parent and Merger Subsidiary agree that:

     Section 7.01. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

     (a) For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions in connection with this Agreement and the consummation of the transactions contemplated hereby) to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof.

     (b) For six years after the Effective Time, the Surviving Corporation shall provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that if such a policy cannot reasonably be procured for an annual premium of 300% of the premium paid by the Company in respect of the current year as of the date hereof, then the Surviving Corporation shall provide insurance with the greatest coverage and amount reasonably procurable for such a premium. Without limiting the generality of the foregoing (and notwithstanding any other provision of this Agreement), prior to the Effective Time and without the consent of any other Person, the Company shall be entitled to obtain prepaid insurance policies providing for the coverage contemplated by this Section. If such prepaid policies have been obtained prior to the Effective Time, Parent shall not cancel such policies or permit such policies to be canceled.

     (c) If Parent, Merger Subsidiary, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made prior to such transaction so that the successors and assigns of Parent, Merger Subsidiary or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.01.

     (d) The certificate of incorporation and bylaws of the Surviving Corporation shall include provisions for exculpation of director and officer liability and indemnification on the same basis as set forth in the Company’s certificate of incorporation and bylaws in effect on the date hereof. For six years after the Effective Time, the Surviving Corporation shall maintain in effect the provisions in its certificate of incorporation and bylaws providing for indemnification of Indemnified Persons with respect to the facts or circumstances occurring at or prior to the Effective Time to the fullest extent permitted from time to time under Delaware Law, which provisions shall not be amended except as required by changes in Applicable Law or except to make changes permitted by applicable law that would enlarge the scope of the Indemnified Persons’ indemnification rights thereunder.

     (e) The Surviving Corporation shall pay all reasonable and documented expenses, including reasonable fees and expenses of counsel, that an Indemnified Person may incur in enforcing the indemnity and other obligations provided for in this Section 7.01. The Indemnified Person shall be entitled to control the defense of any Proceeding with counsel of its own choosing reasonably acceptable to the Surviving Corporation and the Surviving Corporation shall cooperate in the defense thereof; provided that, for each separate Proceeding, the Surviving Corporation shall not be liable for the fees of more than one counsel for all Indemnified Persons, other than local counsel, unless a conflict of interest shall be caused thereby; and provided further that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).

     (f) The Surviving Corporation shall pay on an as-incurred basis the reasonable and documented fees and expenses of such Indemnified Person (including the reasonable fees and expenses of counsel) in advance of the final disposition of any Proceeding that is the subject of the right to indemnification; provided that such Person shall undertake to reimburse the Surviving Corporation for all amounts so advanced if a court of competent jurisdiction determines, by a final, nonappealable order, that such Person is not entitled to indemnification.

     (g) The rights of each Indemnified Person under this Section 7.01 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. All such rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person against the Surviving Corporation.

     Section 7.02. Employee Benefits. (a) For 12 months following the Effective Time, Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, provide each employee of the Company or any of its Subsidiaries (a “Company Employee”) with compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits provided to such employee immediately prior to the Effective Time; provided, that in determining such compensation and benefits provided to such employee immediately prior to the Effective Time, the following types of compensation and benefits shall be excluded: (i) pension benefits provided under any defined benefit and similar plans; (ii) equity-based and other long-term incentive plans and awards (other than the Company’s annual incentive plan which shall be included); and (iii) retiree welfare benefits.

     (b) For 12 months following the Effective Time, Parent shall continue, without any change adverse to the Company Employees, each severance plan, program or agreement identified on Schedule 7.02(b) of the Company Disclosure Schedule.

     (c) Parent agrees to honor, or shall cause the Surviving Corporation and its Subsidiaries to honor, the obligations of the Surviving Corporation and its Subsidiaries under the provisions of each Employee Plan, including all change in control plans and agreements. Notwithstanding the foregoing, subject to

Applicable Law and except as explicitly provided for herein, nothing is intended to prevent Parent from amending or terminating any such Employee Plan in accordance with its terms.

     (d) Each Company Employee will receive service credit for all periods of employment with the Company or any of its Subsidiaries or any predecessor thereof prior to the Effective Time for purposes of vesting, eligibility and benefit levels under any employee benefit plan in which such employee participates after the Effective Time, to the extent that such service was recognized under any analogous plan of the Company or its Subsidiaries in effect immediately prior to the Effective Time; provided that no such service credit shall be given for purposes of benefit accruals under any defined benefit pension plan.

     (e) If on or after the Effective Time any Company Employee becomes covered under any benefit plan providing medical, dental, health, pharmaceutical or vision benefits (a “Successor Plan”), other than the plan in which he or she participated immediately prior to the Effective Time (a “Prior Plan”), any such Successor Plan shall not include any restrictions or limitations with respect to any pre-existing condition exclusions and actively-at-work requirements (except to the extent such exclusions or requirements were applicable under the corresponding Prior Plan), and any eligible expenses incurred by such Company Employee and his or her covered dependents during the calendar year in which the Company Employee becomes covered under any Successor Plan shall be taken into account under any such Successor Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and/or his or her covered dependents for that year, to the extent that such expenses were incurred during a period in which the Company Employee or covered dependent was covered under a corresponding Prior Plan.

     (f) No Company Employee shall have any third party beneficiary rights or rights to any specific levels of compensation or benefits as a result of the application of this Section 7.02 and nothing contained in this Section 7.02 shall be treated as an amendment to any Employee Plan.

     (g) Prior to the first to occur of the Effective Time or the occurrence of a “Change in Control” (as such term is defined in the Company Group Welfare & Flexible Benefits Plan), the Company shall amend the Company Group Welfare & Flexible Benefits Plan to delete Article IV thereof in its entirety so that the Company will have no obligation under such Article IV (and the Company’s rights with respect to such plan shall otherwise not be limited by the provisions of such Article IV that would otherwise take effect upon the occurrence of such a “Change in Control”), and no participant in such plan shall have any right under such Article IV, from and after the Effective Time.

     (h) If and to the extent that under Part III of the Pensions Act 2004 the Company has the power to do so, the Company shall use reasonable best efforts to obtain an agreement with any applicable plan trustees as to any updated contribution schedules required under Part III of the Pensions Act 2004 or under the applicable plan rules for any Non-U.S. Benefit Plan maintained, contributed to or sponsored by the Company or any of its Subsidiaries that provides benefits to employees in the United Kingdom and, if requested by Parent, shall collaborate with Parent in connection with such efforts, such collaboration to include (i) providing the Parent with access (subject only to the trustees’ consent) to all meetings of or with the trustees and (ii) if Parent so elects and the Company agrees (such agreement not to be unreasonably withheld or delayed) permitting Parent (and such of its Affiliates and such of its or their officers, directors and employees as Parent may elect) be a party to any application by the Company or any of its Affiliates to the UK Pensions Regulator for clearance in respect of the transactions contemplated by this Agreement and if Parent is a party to such application, for Parent to agree to the terms of any such joint application, such agreement not to be unreasonably withheld or delayed.

     Section 7.03. Obligations of Merger Subsidiary. Subject to the terms and conditions of this Agreement, Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

ARTICLE 8
COVENANTS OF PARENT, MERGER SUBSIDIARY AND THE COMPANY

     The parties hereto agree that:

     Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company, Parent and Merger Subsidiary shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

     (b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR

Act and to take all commercially reasonable actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act.

     Section 8.02. Certain Filings. The Company and Parent shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

     Section 8.03. Public Announcements. Parent and the Company shall consult with each other before issuing, and will provide each other the opportunity to review and comment on, any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (in which case such party will promptly inform the other parties hereto of such compelled disclosure), shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation, if practicable.

     Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     Section 8.05. Notices of Certain Events. Each of the Company and Merger Subsidiary shall promptly notify the other of:

     (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

     (b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

     (c) any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its

Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date hereof, would have been required to have been disclosed pursuant to Articles 4 or 5, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement.

     Section 8.06. Confidentiality. Prior to the Effective Time and after any termination of this Agreement, each of Parent, Merger Subsidiary and the Company shall hold, and shall use its reasonable best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by Applicable Law, all confidential documents and information concerning the other party furnished to it or its Affiliates in connection with the transactions contemplated by this Agreement, all in accordance with the terms of the Confidentiality Agreement.

     Section 8.07. Financing Assistance. (a) From the date hereof until the Effective Time, the Company shall, and shall request its officers, directors, employees, accountants, counsel, consultants, advisors and agents to, provide all cooperation reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries) in connection with the arrangement of the Debt Financing, including using reasonable best efforts to (i) cause appropriate officers and employees to be available, on a customary basis and upon reasonable advance notice, to meet with prospective lenders and investors in meetings, presentations, road shows and due diligence sessions, (ii) assist with the preparation of disclosure documents in connection therewith (including a customary high yield offering memorandum and a ‘bank book’ covering each of the bath products division and the plumbing products division), (iii) use reasonable best efforts to cause its independent accountants to provide reasonable assistance to Parent, at Parent’s expense, including requesting its independent accountants to provide consent to Parent to prepare and use their audit reports and SAS 100 reviews relating to the Company and its Subsidiaries and to provide any necessary “comfort letters”, (iv) use reasonable best efforts to cause its attorneys to provide reasonable assistance to Parent, at Parent’s expense, including requesting its attorneys to provide any necessary and customary legal opinions, (v) use reasonable best efforts to obtain landlord waivers, mortgagee waivers, bailee acknowledgements and other similar third party documents required by the financiers providing the Debt Financing and (vi) execute and deliver any commitment letters, underwriting or placement agreements, registration statements, pledge and security documents, other definitive financing documents, or other requested certificates or documents, including a certificate of the chief financial officer of the Company with respect to solvency or other matters; provided, that none of the letters, agreements, registration statements, documents and certificates referenced in the immediately preceding clause (vi) shall be executed and delivered except in connection with the Closing (and the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing) and shall impose no personal liability on the officers or employees involved. Parent and Merger Subsidiary recognize and agree that the Company cannot “require” its accountants, attorneys or officers to provide or execute any documents and any failure by such accountants, attorneys or officers to provide such consents or opinions does not affect the obligations of Parent and Merger Subsidiary hereunder.

     (b) The Company shall use reasonable best efforts to make available to Parent and Merger Subsidiary or their representatives, at Parent’s expense, as promptly as reasonably practicable: (i) the audited combined balance sheet of the plumbing products division of the Company as of September 30, 2006, 2005 and 2004, and the audited combined statements of income, cash flows and shareholders’ equity of such division for each of the fiscal years ended September 30, 2006, 2005 and 2004, together with the related notes thereto, accompanied by the reports thereon of the Company’s accountants, (ii) the audited combined balance sheet of the bath products division of the Company as of September 30, 2006, 2005 and 2004, and the audited combined statements of income, cash flows and shareholders’ equity of such division for each of the fiscal years ended September 30, 2006, 2005 and 2004, together with the related notes thereto, accompanied by the reports thereon of the Company’s accountants, (iii) following the end of each fiscal month ending on or after September 30, 2006, the unaudited consolidating balance sheet of the Company reflecting the plumbing products division and the bath products division of the Company as of the last day of such fiscal month, and the consolidating statements of income of each such division for such fiscal month and (iv) the unaudited combined income statement of the plumbing products division of the Company for (A) the twelve months ended March 31, 2006 and (B) the six months ended September 30, 2006 and September 30, 2005. Parent understands and agrees that in the event of any conflict (including with respect to allocation of management time or other resources) between the preparation of the financial statements required to be prepared pursuant to this Section 8.07(b) and the preparation of the Company’s annual report on Form 10-K for its fiscal year ended September 30, 2006, the preparation of such Form 10-K shall take precedent.

     (c) Parent shall (i) use its reasonable best efforts to comply with all of its covenants, agreements, representations and warranties contained in any of the Debt Commitment Letters, (ii) not take any action specifically prohibited pursuant to the terms of the Debt Commitment Letters or agree to amend the Debt Commitment Letters in a manner adverse to the Company and (iii) if any of the Debt Commitment Letters expire or are terminated prior to the Closing, use its reasonable best efforts to promptly arrange for alternative debt financing (upon terms and subject to conditions no less favorable to the Company in any material respect than those contained in the Debt Commitment Letters).

     Section 8.08. Debt Tender. (a) On such date designated by Parent (which shall be at least three Business Days after the date on which the Company received such notice from Parent), the Company shall commence a tender offer and Consent Solicitation (the “Debt Offer”) for all of the outstanding 9 5/8%

Senior Secured Notes due 2010 of the Company (the “Notes”) upon the terms and conditions set forth in Schedule 8.08 of the Company Disclosure Schedule, and otherwise in compliance with Applicable Law and SEC rules and regulations, and Parent and Merger Subsidiary shall assist the Company in connection therewith.

     (b) Promptly after the date of this Agreement, Parent shall prepare all necessary and appropriate documentation in connection with the Debt Offer, including the offer to purchase, related letters of transmittal and other related documents (collectively, the “Offer Documents”). Parent and the Company shall cooperate with each other in the preparation of the Offer Documents. All mailings to the holders of the Notes in connection with the Debt Offer shall be subject to the prior review and comment by each of the Company and Parent and shall be reasonably acceptable to each of them. The Company, Parent and Merger Subsidiary shall cooperate in connection with the Debt Offer in order to cause the consent date under the Consent Solicitation and initial settlement of the Debt Offer to occur simultaneously with the Closing. The Company shall, and shall cause its applicable Subsidiaries to, waive any of the conditions to the Debt Offer (other than that the conditions to the consummation of the Merger shall have been satisfied or waived and that there shall be no order or injunction prohibiting consummation of the Debt Offer) as may be reasonably requested by Parent and shall not, without the consent of Parent, waive any condition to the Debt Offer or make any changes to the terms and conditions of the Debt Offer other than as agreed between Parent and the Company. Notwithstanding the immediately preceding sentence, the Company need not make any change to the terms and conditions of the Debt Offer requested by Parent that decreases the price per Note payable in the Debt Offer or imposes conditions to the Debt Offer in addition to those set forth in Schedule 8.08 of the Company Disclosure Schedule that are materially adverse to holders of the Notes, unless such change is approved by the Company in writing. If, at any time prior to the completion of the Debt Offer, any information in the Offer Documents should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated by the Company to the holders of the Notes. Notwithstanding anything to the contrary in this Section 8.08(b), the Company shall comply with the requirements of Rule 14e-l under the 1934 Act and any other Applicable Law to the extent such laws are applicable in connection with the Debt Offer. To the extent that the provisions of any Applicable Law conflict with this Section 8.08(b), the Company shall comply with the Applicable Law and shall not be deemed to have breached its obligations hereunder by such compliance.

     (c) Promptly upon the receipt of the Requested Consents with respect to the indenture for the Notes, the Company shall enter into a supplemental indenture reflecting the amendments to such indenture approved by such Requested Consents and will use its reasonable best efforts to cause the indenture trustee to promptly enter into such supplemental indenture; provided, that the amendments contained in such supplemental indenture shall become operative upon the acceptance of the Debt Offer. The closing of the Debt Offer shall be conditioned on the simultaneous occurrence of the Closing. Simultaneously with the Closing and in accordance with the terms of the Debt Offer, Parent shall provide to the Company the funds necessary to consummate the Debt Offer and Consent Solicitation (including the payment of all applicable premiums, consent fees and all related fees and expenses) and the Company shall accept for purchase and use such funds to purchase the Notes tendered in the Debt Offer.

     (d) If requested by Parent, the Company shall enter into one or more dealer manager agreements with such Persons as Parent shall reasonably request. Parent shall pay the reasonable fees and expenses of any dealer manager, information agent, depositary or other agent retained in connection with the Debt Offer.

     (e) For purposes of this Agreement, “Consent Solicitation” shall mean a solicitation of the Requested Consents from the holders of the Notes; and “Requested Consents” shall mean the consents of holders of a majority in principal amount of the Notes to the amendments to the indenture in respect of the Notes described in Schedule 8.08 of the Company Disclosure Schedule.

     (f) Parent shall promptly reimburse the Company and any dealer-manager under any dealer-manager agreement for any out-of-pocket costs, fees. and expenses incurred by the Company in connection with the Debt Offer. Parent and Merger Subsidiary shall, on a joint and several basis, indemnify and hold harmless the Company and its Subsidiaries and their respective officers and directors, any dealer-manager and each Person, if any, who controls the Company within the meaning of Section 20 of the 1934 Act for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Offer and the Offer Documents; provided, however, that neither Parent nor Merger Subsidiary shall have any obligation to indemnify and hold harmless any such Person to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred arises from disclosure provided by the Company or any of its Subsidiaries (including disclosures incorporated by reference in the Offer Documents) that is determined to have contained a material misstatement or omission.

     Section 8.09. Conveyance Taxes. The Company and Parent will (a) cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the Transactions, (b) cooperate in the preparation, execution and filing of all applications or other documents regarding any applicable exemptions to any such Tax or fee and (c) each pay any such Tax or fee which becomes payable by it on or before the due date therefor.

     Section 8.10. Certain Agreements. From the date hereof until the date on which the Company Stockholder Approval is obtained, the Company (i) upon becoming aware of any actual or threatened breach of any agreement set forth on Schedule 8.10 of the Company Disclosure Schedule (each, a “Specified Agreement”), shall promptly notify Parent of such breach and (ii) shall not, without the prior written consent of Parent, consent or otherwise agree to or permit any amendment, waiver, modification or assignment of, any Specified Agreement.

ARTICLE 9
CONDITIONS TO THE MERGER

     Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

     (a) the Company Stockholder Approval shall have been obtained in accordance with Delaware law;

     (b) no Applicable Law shall prohibit the consummation of the Merger;

     (c) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; and

     (d) all actions or approvals by or in respect of, or filings with, any Governmental Authority, required to permit the consummation of the Merger shall have been taken, made or obtained.

     Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions: (a) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time; (b) the representations and warranties of the Company contained in (i) Section 4.05 shall be true and correct in all respects (disregarding all restricted stock units awarded on or prior to date hereof and issued after the date hereof pursuant to the Director Compensation Plan and consistent with the schedule of director’s fees and retainers in effect as of the date hereof) at and as of the Effective Time as if made at and as of such time (or, if given as of a specific date, at and as of such date) with only such exceptions as would not, individually or in the aggregate, result in the payment of additional amounts under Sections 2.02 and 2.05 in excess of $100,000 and (ii) this Agreement (other than Section 4.05) (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true at and as of the Effective Time as if made at and as of such time (or, if given as of a specific date, at and as of such date) with only such exceptions as have not had and would not reasonably be expected to have a Material Adverse Effect; (c) Parent shall have received a certificate signed by an executive officer of the Company to the effect of the foregoing clauses (a) and (b); (d) there shall not have occurred after the date of this Agreement any event, change, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (e) Parent shall have received the proceeds of the financings described in the Debt Commitment Letters, or alternative financing sufficient, when taken together with the proceeds of the Equity Commitment Letters, to pay the aggregate Merger Consideration and the aggregate Option Consideration pursuant to Sections 2.02 and 2.05 as provided in Section 5.07 shall have been obtained.

     Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions: (a) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time; (b) the representations and warranties of each of Parent and Merger Subsidiary contained in this Agreement (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true at and as of the Effective Time as if made at and as of such time (or, if given as of a specific date, at and as of such date) with only such exceptions as would not reasonably be expected to have a Material Adverse Effect on Parent or Merger Subsidiary, as applicable; and (c) the Company shall have received a certificate signed by an executive officer of each of Parent and of Merger Subsidiary to the foregoing effect.

ARTICLE 10
TERMINATION

     Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

     (a) by mutual written agreement of the Company and Parent; or

     (b) by either the Company or Parent, if:

     (i) the Merger has not been consummated on or before February 15, 2007 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated by such time;

     (ii) consummation of the Merger would violate any nonappealable final order, decree or judgment (which the parties hereto shall have used their reasonable best efforts to resist, resolve or lift) of any Governmental Authority having competent jurisdiction; or

     (iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained upon a vote taken thereon; or

     (c) by Parent, if:

     (i) an Adverse Recommendation Change shall have occurred;

     (ii) the Company shall have entered into a definitive agreement or an agreement in principle with respect to a Superior Proposal or the Company or the Board of Directors of the Company shall have publicly announced its intention to do so;

     (iii) the Company shall have materially breached its obligations under Section 6.02 and Section 6.03; or

     (iv) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in either Section 9.02(a), (b) or (e) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided, that Parent is not then in material breach of any of its covenants or agreements hereunder; or

     (d) by the Company, if:

     (i) prior to receipt of the Company Stockholder Approval, the Board of Directors of the Company approves and authorizes the Company, subject to complying with the terms of this Agreement, to enter into a written agreement to effect a Superior Proposal; provided, that (A) at least four Business Days prior to such termination, the Company notifies Parent in writing of the Company’s intention to terminate this Agreement and to enter into a binding written agreement concerning an Acquisition Proposal that constitutes a Superior Proposal, attaching the most current version of such definitive agreement (including any amendments, supplements or modifications) and a description of the material terms and conditions thereof, and (B) Parent does not, within four Business Days of receipt of such notice, make an irrevocable unconditional offer to adjust the terms and conditions of this Agreement such that the terms and conditions of the Merger, as so modified, would be at least as favorable to the stockholders of the Company as such Superior Proposal, it being understood that the Company shall not enter into any such binding agreement during such four Business Days; or

     (ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would cause the condition set forth in either Section 9.03(a) or (b) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided, that the Company is not then in material breach of any of its covenants or agreements hereunder.

     (e) The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination, and the specific basis therefor, to the other party.

     Section 10.02. Effect of Termination. (a) If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect (except as otherwise provided in this Section 10.02) without liability of any party (or any director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the willful and intentional failure of either party to (i) fulfill a condition to the performance of the obligations of the other party, (ii) consummate the Merger if all conditions thereto are satisfied or waived or (iii) perform in all material respects a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.

     (b) The provisions of this Section 10.02 and Sections 8.06, 11.04, 11.05, 11.06, 11.07, 11.08 and 11.10 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11
MISCELLANEOUS

     Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

     if to Parent or Merger Subsidiary, to:

Jupiter Acquisition, LLC
Jupiter Merger Sub, Inc.
c/o Apollo Management VI, L.P.
10250 Constellation Blvd.
Suite 2900
Los Angeles, CA 90067
Attention: Laurence Berg
Facsimile No.: 310-843-1933

     with a copy to:

O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Attention: John M. Scott
Facsimile No.: 212-326-2061

     if to the Company, to:

Jacuzzi Brands, Inc.
777 S. Flagler Dr., Ste. 1100 West
West Palm Beach, FL 33401
Attention: Steven C. Barre
Facsimile No.: 561-514-3866

     with a copy to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
Attention: John A. Bick
Facsimile No.: 212-450-4800

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

     Section 11.02. Survival of Representations and Warranties. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for the agreements set forth in Section 7.01 or Section 7.02 and any other agreement that contemplates performance after the Effective Time.

     Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the Company Stockholder Approval and without the further approval of the stockholders of the Company, no such amendment or waiver shall reduce the amount or change the kind of consideration to be paid or received pursuant to Section 2.02, Section 2.03 or Section 2.05 through Section 2.08.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

     Section 11.04. Expenses. (a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

     (b) If a Company Payment Event occurs, the Company shall pay Parent (by wire transfer of immediately available funds), if, pursuant to clause (A) of the definition of Company Payment Event below, simultaneously with the occurrence of such Company Payment Event or, if pursuant to clauses (B) through (F) of the definition of Company Payment Event below, within two Business Days following such Company Payment Event, a fee of (i) $25 million minus (ii) the amount of any Parent Expenses reimbursed by the Company pursuant to clause (c) below.

     “Company Payment Event” means the termination of this Agreement:

     (A) pursuant to Section 10.01(d)(i);

     (B) pursuant to Section 10.01(c)(i) or 10.01(c)(ii);

     (C) pursuant to Section 10.01(c)(iii) but only, if within 12 months following the date of such termination, the Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal with any Third Party;

     (D) pursuant to Section 10.01(c)(iv) because the Company shall have failed to perform in any material respect any covenant or agreement set forth in Section 8.07 or Section 8.08 and, within 12 months following the date of such termination, the Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal with any Third Party;

     (E) pursuant to Section 10.01(b)(iii) but only if, prior to such Company Stockholder Meeting, an Acquisition Proposal shall have been made and, within 12 months following the date of such termination, the Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal with any Third Party; or

     (F) pursuant to Section 10.01(b)(i) but only if, prior to such termination, an Acquisition Proposal shall have been made and, within 12 months following the date of such termination, the Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal with any Third Party.

     (c) The Company shall promptly reimburse Parent for the Parent Expenses if the Agreement is terminated pursuant to Section 10.01(b)(iii) but only if, prior to termination, each of Parent and Merger Subsidiary was in compliance in all material respects with its obligations hereunder. “Parent Expenses” means the reasonable and documented out-of-pocket fees and expenses (including the reasonable legal fees and expenses) actually incurred by Parent, Merger Subsidiary and their Affiliates and representatives and advisors on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement up to a maximum amount not exceed $6 million.

     (d) The Company acknowledges that the fee provided for in this Section 11.04 is an integral part of the transactions contemplated by this Agreement and shall not be asserted by it to be or be construed as a penalty, and that, without such fee, Parent and Merger Subsidiary would not enter into this Agreement.

     Section 11.05. Binding Effect; Third Party Beneficiaries; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.01, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.01, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

     (b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time, (ii) any financing source at any time and (iii) after the Effective Time, to any Person; provided that no such transfer or assignment shall relieve Parent or Merger Subsidiary from any of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

     Section 11.06. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

     Section 11.07. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

     Section 11.08. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

     Section 11.09. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. Notwithstanding the provisions of Article 4 or any other provision contained in this Agreement to the contrary, Parent understands and agrees that the Company is not making any representation or warranty with respect to (a) the restructuring of the bath and plumbing businesses of the Company and its Subsidiaries to be effected by Parent at or after consummation of the Merger or (b) the Financing and the transactions contemplated thereby.

     Section 11.10. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

     Section 11.11. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

     Section 11.12. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

JACUZZI BRANDS, INC.

By:	/s/ Steven C. Barre

	Name:	Steven C. Barre
	Title:	Senior Vice President, General Counsel and Secretary

JUPITER MERGER SUB, INC.

By:	/s/ Steven Martinez

	Name:	Steven Martinez
	Title:	Vice President

JUPITER ACQUISITION, LLC

By:	/s/ Steven Martinez

	Name:	Steven Martinez
	Title:	Authorized Person